Exhibit 1

Oi S.A. – In Judicial Reorganization

CNPJ/MF Nº 76.535.764/0001-43

NIRE 33.30029520-8

Publicly-held company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, in accordance with the terms provided in Section 12 of the CVM Instruction No. 358/02, it hereby announces that it received, today, correspondence from Brookfield Asset Management, Inc. with the following information transcribed:

 “New York, New York – U.S.A.

September 28, 2018

OI S.A. — In Judicial Reorganization

Rua Humberto de Campos, 425 - 8º floor Leblon - Rio de Janeiro RJ, Brazil - 22430-190

Attn.: Sr. Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Ref: Disclosure of significant ownership interest in OI S.A. — In Judicial Reorganization

Dear Sirs,

Brookfield Asset Management, Inc. (“Brookfield”) in its capacity as investment manager (gestora discricionária de carteiras) with discretionary powers of certain investment funds, in compliance with the Article 12 of the CVM Instruction No. 358, dated January 3, 2002, as amended (“CVM Instruction 358”), hereby submits, respectfully, the attached information, given the fact that the investment funds under its management have collectively acquired an ownership interest corresponding to 5.65% of all common shares issued by Oi S.A. — In Judicial Reorganization (“Company”), which currently corresponds to 123,396,285 common shares in the form of 24,679,257 American Depositary Shares.

Additionally, the investment funds managed by Brookfield own 7,576,160 warrants held in form of 1,515,232 American Depositary Warrants (“Warrants”), which, if exercised, shall correspond to 7,576,160 common shares to be held in the form of 1,515,232 American Depositary Shares.

This is a minority investment that does not involve a change, or intention of change, in the composition of corporate control or a specific change in the management structure of the Company other than within the rules of the approved judicial recovery plan and ongoing exercise of voting rights arising out of the shares held. Currently, there is no specific percentage of shares that Brookfield intends to buy on behalf of the investment funds it manages, notwithstanding it may carry out additional purchases.

Except for the ADRs and the Warrants mentioned above, there are no other securities, including convertible debentures, already held, directly or indirectly, by Brookfield or any entities related to Brookfield, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which Brookfield or any the entity related to Brookfield is a party.

Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact Anthony Bavaro, anthony.bavaro@brookfield.com, +1 212 417-2543.

Very truly yours,

Brookfield Asset Management, Inc.

________________________________________

AJ Silber

Vice President”

Rio de Janeiro, September 28, 2018

Oi S.A. - In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Director